UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
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FORM SD
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SPECIALIZED DISCLOSURE REPORT
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Civitas Resources, Inc. (Exact name of registrant as specified in its charter)
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Delaware (State or other jurisdiction of incorporation)	001-35371 (Commission File Number)	61-1630631 (I.R.S. Employer Identification No.)
555 17th Street, Suite 3700 Denver, Colorado 80202 (Address of principal executive offices, including zip code)
Adrian Milton
Senior Vice President, General Counsel and Assistant Corporate Secretary
(303) 293-9100
(Name and telephone number, including area code, of the person to contact in connection with this report)

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Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:
☐    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☒        Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 2 – Resource Extraction Issuer Disclosure
Item 2.01.     Resource Extraction Issuer Disclosure and Report.
Disclosure of Payments by Resource Extraction Issuers
The specified payment disclosure required by Form SD is included in Exhibit 2.01 to this Specialized Disclosure Report on Form SD.
Section 3 – Exhibits
Item 3.01.     Exhibits.

Exhibit No.	Description
2.01	Resource Extraction Payment Report as required by Item 2.01 of this Form.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
CIVITAS RESOURCES, INC.

Date: September 26, 2025	By:	/s/ Adrian Milton
	Name:	Adrian Milton
	Title:	Senior Vice President, General Counsel and Assistant Corporate Secretary